SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2019

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELÉTRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9

PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) clarifies to its shareholders and the market in general what follows about the progress of the credits granted by Centrais Elétricas de Rondônia S.A (“Ceron”), in the context of the privatization process:

1.    Ceron assigned to Eletrobras, in the process of its privatization, credits from the Fuel Consumption Account (“CCC”), in the net amount of approximately R$ 3.8 billion, as of June 2017. However, as informed at the 170th Extraordinary General Meeting, the realization of these credits depends on the supervision by the Agência Nacional de Energia Elétrica (“Aneel”) and, therefore, there are provisions made in the Eletrobras Financial Statements, according to the Company's best assessment;

2.    In the Quarterly Financial Information for the period ended on June 30, 2019, Eletrobras registered a balance related to the credit granted by Ceron (item 1), after deducting provisions, the amount of R$ 2.8 billion (see Note 12 – Reimbursement Right);

3.    Through Technical Note 37/2018-SFF-SFG-SRG-SGT/ANEEL, Aneel's inspection recognized Ceron's right to credit in the amount of R$ 1.6 billion in December/2017 for the period from July 30, 2009 to June 30, 2016 (“1st inspection period”);

4.    Through Technical Note 134/2019-SFF-SFG-SRG/ANEEL, published on this date, the result of the 1st inspection period was revised, to July 2019, and the right of reimbursement to CCC, to be R$ 1.9 billion, replacing the R$ 1.6 billion credit mentioned above;

5.    The increase of R$ 0.3 billion between the current result contained in Technical Note 134/2019-SFF-SFG-SRG/ANEEL and the result of Technical Note 37/2018-SFF-SFG-SRG-SGT/ANEEL, both referring to the first period of the CCC refunds inspection, derives from: (i) addition of R$ 103 million of the update of the base date of Technical Note 37/2018-SFF-SFG-SRG-SGT/ANEEL, from December 2017 to July 2019 (correction by IPCA) and; (ii) the addition of R$ 160 million related to the claims made by Ceron and Eletrobras, which were accepted by Aneel, highlighting the correct calculation of costs associated with the Rondon II HPP and the Novo Horizonte Consortium and the reimbursement of fuel oil by the billed price, instead of the ANP price, from July 2009 to December 2012;

6.    In addition to the review of the aforementioned amounts, there are claims regarding the recognition of the financial costs (SELIC) of the Debt Confession Agreements - CCDs, within the scope of the Interministerial Ordinances 652/2014 and 372/2015, and to the disallowances regarding the reimbursement of the guaranteed energy and specific consumption of the Guascor and Rovema contracts, which should be analyzed only in the scope of the inspection process from July 2016 to April 2017 (“2nd inspection period”), with forecast of conclusion, according to Aneel, in September 2019.

Rio de Janeiro, August 22, 2019

Elvira Cavalcanti Presta

CFO and Investor Relations Officer

This document may contain estimates and projections that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute forward-looking statements and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "may", "estimate", "continue", "anticipate", "intend", "expect" and the like are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of electric energy use by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric power plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and projections refer only to the date they were expressed and we assume no obligation to update any of these estimates or projections due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 22, 2019
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.